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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 14N9

Item 2

Date of Material Change:

August 5, 2009

Item 3

Press Release:

Date

Place of Issue

August  5, 2009

Vancouver BC - Marketwire

Item 4

Summary of Material Change:

Rimfire Minerals Corporation (“Rimfire”) and Geoinformatics Exploration Inc. (“Geoinformatics”) are pleased to report that the previously announced business combination, by way of Plan of Arrangement, has been completed. Effective August 5, 2009, the two companies have combined to form a new entity, Kiska Metals Corporation.

Item 5

Full Description of Material Changes:

Effective August 5, 2009, Rimfire and Geoinformatics have combined to form a new entity, Kiska Metals Corporation (TSX-V:KSK), creating a well managed and technically sound exploration company with an extensive property portfolio including the flagship Whistler Project in Alaska.

The Plan of Arrangement resolution was strongly supported by shareholders of both companies, with over 99% of votes cast in favour of the resolution at each company’s shareholder meeting held on July 30, 2009.  The final order of the British Columbia Supreme Court approving the Plan of Arrangement was obtained on July 31, 2009.

Rimfire Minerals Corporation (TSX-V: RFM) will cease trading as of the close of trading August 5, 2009. Geoinformatics Exploration Inc. (TSX-V:GXL) has completed a 1 for 3 share consolidation and name change to Kiska Metals Corporation on August 5, 2009 and will commence trading under TSX-V symbol KSK on August 6, 2009. Rimfire shareholders will receive 0.87 shares of Kiska Metals Corporation by yielding their Rimfire shares to Computershare Investor Services Inc. in accordance with the instructions set out in the information circular mailed to shareholders.  Upon the completion of the share consolidation and the Plan of Arrangement, Kiska Metals Corporation has 47,600,534 common shares outstanding and 51,429,851shares on a fully diluted basis.

Kiska Metals Corporation will be led by the current Rimfire management team including Jason Weber, President & CEO; David Caulfield, Director of Business Development; Dorothy Miller, CFO; and Mark Baknes, VP Exploration. Kiska Metals Corporation’s seven person board will consist of five existing Rimfire directors and two Geoinformatics directors and be co-chaired by David Caulfield (current executive Chairman of Rimfire) and John Kanellitsas (current non-executive Chairman of Geoinformatics).

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7

Omitted Information:

Not applicable.

Item 8

Executive Officers:

Jason S. Weber, President & CEO

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 14N9

Telephone: (604) 669-6660

Email: jasonw@rimfire.bc.ca

Dorothy Miller, Chief Financial Officer

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 14N9

Telephone: (604) 669-6660

Item 9

Date:

DATED at the City of Vancouver, in the Province of British Columbia this 10th day of August 2009

RIMFIRE MINERALS CORPORATION

“Jason S. Weber”

Jason S. Weber

 President and CEO

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: August 10, 2009	By: “Jason S. Weber”

Jason S. Weber, Chief Executive Officer